787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 22, 2012

VIA EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Specialty Series

Registration Statement on Form N-14 Filed on April 11, 2012 (the “Registration Statement”)

Securities Act File No. 333-180671

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the SunAmerica Focused Alpha Growth Fund (the “Alpha Growth Fund”), a series of SunAmerica Specialty Series (the “Registrant”), of all of the assets and liabilities of each of the Focused Growth Portfolio (the “Growth Portfolio”), the Focused Technology Portfolio (the “Technology Portfolio”), and the Focused StarALPHA Portfolio (the “StarALPHA Portfolio” and collectively with the Growth Portfolio and the Technology Portfolio, the “Target Portfolios,” and each, a “Target Portfolio”), each a series of SunAmerica Series, Inc., in exchange for Class A and Class C shares of the Alpha Growth Fund (each, a “Reorganization”). The Alpha Growth Fund and the Target Portfolios are collectively referred to herein as the “Portfolios” and each, a “Portfolio.” The Alpha Growth Fund, as the surviving fund in the Reorganization, is referred to herein as the “Combined Portfolio.”

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

May 22, 2012

Comment No. 1: In the shareholder letter that precedes the Combined Prospectus/Proxy Statement, please explain why each Reorganization is being proposed.

Response: The shareholder letter is intended to introduce the proposals that are being presented to each Target Portfolio’s shareholders, to inform shareholders of what is included with the proxy materials and how to vote. While a shareholder letter is not required to explain the rationale behind each proposal, the Registrant has nonetheless included some background information on the reasons for each proposal in the shareholder letter and does not believe that any additional disclosure is required. More detailed information about each Reorganization, including the rationale for the proposed Reorganizations and the Board’s findings relating to each Reorganization, is included in the Combined Prospectus/Proxy Statement.

Comment No. 2: The third paragraph of the shareholder letter that precedes the Combined Prospectus/Proxy Statement discloses various reasons for why SAAMCo proposed the Reorganizations. Please state the Board’s opinion with respect to each of such items.

Response: Disclosure of the various factors that the Board considered in evaluating each Reorganization is set out in the Combined Prospectus/Proxy Statement under the sections entitled “Summary – Background and Reasons for the Proposed Reorganizations” and “Information About the Reorganizations – Reasons for the Reorganizations.” See also the Registrant’s response to Comment No. 14.

Comment No. 3: The shareholder letter that precedes the Combined Prospectus/Proxy Statement states that the Alpha Growth Fund has a better performance history than each Target Portfolio. Please confirm supplementally that the Alpha Growth Fund outperformed each Target Portfolio in each of the 1-year, 5-year and 10-year periods ended December 31, 2011.

Response: The statement that the Alpha Growth Fund has a better performance history than each Target Portfolio is accurate and is based on a comparison of the performance of Class A shares of the Alpha Growth Fund against the performance of Class A shares and, if applicable, Class B shares, of the relevant Target Portfolio for the one-year, five-year and since inception periods ended December 31, 2011. This comparison was only performed with respect to Class A shares of the Alpha Growth Fund because Class C shares of the Alpha Growth Fund had no operating history as of December 31, 2011. In addition, this comparison could not be performed for the 10-year period ended December 31, 2011, since the performance history of the SunAmerica Focused Alpha Growth Fund, Inc. (the predecessor fund on whose historical performance the Alpha Growth Fund’s performance is based) commenced operations in 2007.

Comment No. 4: Please explain how the securities held by each Target Portfolio are compatible with those held by the Alpha Growth Fund, as stated in the Q&A “How does the Board of Directors suggest that I vote?”.

Response: The types of securities held by each Target Portfolio are generally eligible to be part of the Alpha Growth Fund’s portfolio holdings and are generally consistent with the types of securities contemplated by the Alpha Growth Fund’s principal investment strategies. Accordingly, the securities of each Target Portfolio are compatible with those held by the Alpha Growth Fund.

May 22, 2012

Comment No. 5: Since Class B shareholders of a Target Portfolio will receive Class A shares of the Alpha Growth Fund in the Reorganization of their Target Portfolio, please explain the differences between Class A shares of the Alpha Growth Fund and Class B shares of a Target Portfolio.

Response: The following disclosure has been added to the Q&A “In the Reorganization, will I receive shares of the Alpha Growth Fund of the same class as the shares of the Target Portfolio that I now hold?”:

“Class A shares of the Alpha Growth Fund have a lower expense structure than Class B shares of the Target Portfolios due to the fact that Class A shares are subject to lower Rule 12b-1 fees than Class B shares under each Portfolio’s Distribution Plans. For more detailed fee and expense information about each Portfolio’s classes, see “Summary—Fees and Expenses” and “Comparison of the Portfolios—Distribution and Service Fees” in the Combined Prospectus/Proxy Statement.”

Comment No. 6: The Q&A “What happens if the Reorganization is not approved?” notes that a liquidation of a Target Portfolio could be a taxable event for certain shareholders, and suggests that the liquidation could be “worse” for shareholders than a Reorganization from a tax perspective. Please clarify that a liquidation would not necessary result in more tax consequences to Target Portfolio shareholders than the proposed Reorganization since a substantial portion of each Target Portfolio’s holdings will be sold in connection with the applicable Reorganization.

Response: The Registrant respectfully submits that no judgment or comparison is made between the tax consequences to shareholders of the proposed Reorganization and a potential liquidation in the above-referenced Q&A. Moreover, the Registrant does not believe that it would be appropriate to compare the tax consequences of a potential liquidation in which all of a shareholder’s shares will be redeemed and the proposed Reorganization in which none of a shareholder’s shares will be redeemed.

Comment No. 7: In the Q&A “Will I have to pay any federal taxes as a result of the Reorganization?,” please disclose the percentage of each Target Portfolio’s portfolio holdings that the portfolio manager anticipates will be disposed of prior to or following the applicable Reorganization.

Response: The requested information has been added.

Comment No. 8: In the Q&A “Who will pay for the Reorganizations?,” please state the amount of anticipated transaction costs relating to the sale of each Target Portfolio’s portfolio securities prior to or after the applicable Reorganization (state the transaction costs in dollars and per share).

Response: The requested information has been added.

Comment No. 9: In the Q&A “Who will pay for the Reorganizations?,” please clarify whether SAAMCo will pay all of the costs of each Reorganization, other than brokerage.

Response: As stated in the above-referenced Q&A, as well as in the Combined Prospectus/Proxy Statement, SAAMCo or its affiliates will bear all of the costs of each Reorganization other than the transaction costs associated with the sale of each Target Portfolio’s securities pre- or post-Reorganization.

May 22, 2012

Comment No. 10: In the Q&A “What if I redeem or exchange my shares before the Reorganization takes place?,” please clarify that the tax consequences of redeeming or exchanging Target Portfolio shares prior to a Reorganization will depend on the shareholder’s basis in the shares.

Response: The following disclosure has been added to the above-referenced Q&A: “The tax impact of any such redemption or exchange will depend on the difference between the price at which such shares are redeemed or exchanged and your basis in such shares.”

Comment No. 11: The Q&A “How does the Board of Directors suggest that I vote?,” the first page of the Combined Prospectus/Proxy Statement, and the sections of the Combined Prospectus/Proxy Statement entitled “Summary—Background and Reasons for the Proposed Reorganizations” and “Information About the Reorganizations—Reasons for the Reorganizations” contain statements that the objectives, investment strategies, techniques and risks of each Target Portfolio are “similar” to and “compatible” with those of the Alpha Growth Fund. Please explain how these statements are accurate given that there are also differences between the objectives, investment strategies, techniques and risks of each Target Portfolio and those of the Alpha Growth Fund.

Response: The Registrant respectfully submits that the statements referenced in connection with the Staff’s comment are accurate. In particular, the descriptive terms “similar” and “compatible” are used in the context of the Registrant’s comparison of each Target Portfolio and the Alpha Growth Fund, as well as in the context of the Board’s considerations, and are intended to reflect the plain meaning of each term (i.e., “having a general likeness or resemblance to” and “consistent with,” respectively). The use of these terms is not intended to imply that the objectives, strategies, techniques and risks of each Target Portfolio are identical to those of the Alpha Growth Fund, nor does the use of these terms preclude the existence of any differences in the Portfolios.

In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Investment Objectives and Principal Investment Strategies and Techniques,” the Registrant includes a description of both similarities and differences in each Target Portfolio and the Alpha Growth Fund. For example, each of the Target Portfolios and the Alpha Growth Fund use a focused strategy and engage in the active trading of equity securities of companies of any market capitalization. Further, the Growth Portfolio, the Technology Portfolio and the Alpha Growth Fund each follow a growth-oriented philosophy. Under normal market conditions, each Target Portfolio holds between 30 to 50 securities, and the Alpha Growth Fund holds up to a total of 40 securities. Each of the Target Portfolios and the Alpha Growth Fund invests primarily in U.S. markets. Also, like the Alpha Growth Fund, each Target Portfolio may invest in short-term investments, defensive instruments, and may make special situations investments. Like the Alpha Growth Fund, the Growth Portfolio and the StarALPHA Portfolio may invest in options and futures. Each of the Growth Portfolio, the Technology Portfolio and the Alpha Growth Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”), while the StarALPHA Portfolio is classified as “diversified,” as such term is defined in the 1940 Act. This difference between the StarALPHA Portfolio and the Alpha Growth Fund, which is disclosed as a principal difference in the section of the Combined Prospectus/Proxy Statement entitled “Summary—Investment Objectives and Principal Investment Strategies and Techniques,” simply means that the Alpha Growth Fund can invest a larger portion of its assets in the stock of a single company or fewer companies than can the StarALPHA Portfolio.

In addition, a description of the principal risk factors of investing in each Target Portfolio and the Alpha Growth Fund, as well as a comparison of these risks, is included in the section of the Combined

May 22, 2012

Prospectus/Proxy Statement entitled “Comparison of the Portfolios—Principal and Other Investment Risks.” In the context of each comparison, the Registrant clearly discloses that the “similarities” and “differences” are described in the tables that enumerate the risks of each Portfolio.

Nonetheless, to clarify to shareholders that there are both similarities and differences between the investment objectives, strategies, techniques and risks of each Target Portfolio when compared to the Alpha Growth Fund, the Registrant has qualified references to the similarity and compatibility of the investment objectives, strategies, techniques and risks of each Target Portfolio and the Alpha Growth Fund, by ensuring that a statement referencing differences between the Portfolios is included adjacent to disclosure of the similarities between the Portfolios, with detail of the differences included depending on context.

Comment No. 12: Please explain the difference between an investment objective of “growth of capital” and an investment objective of “long-term growth of capital.”

Response: Growth of capital is growth of the value of an investment. Long-term growth of capital focuses on the long-term growth of the value of an investment (i.e., over an extended time period).

Comment No. 13: Please confirm whether the Alpha Growth Fund has experienced or is aware of significant redemptions following the expiration of the redemption fee applicable to certain Class A shareholders of the Alpha Growth Fund on April 20, 2012, and reflect the effect of any such significant redemptions in the capitalization table and the pro forma financial information.

Response: As discussed with the Staff on May 17, 2012, the Alpha Growth Fund has experienced significant redemptions since January 31, 2012, which is the date as of which the capitalization table and pro forma financial information is provided. Accordingly, the Registrant has disclosed these redemptions and has reflected the requested adjustments to the capitalization table and pro forma financial information. The Registrant also hereby represents that it does not believe that the effect of these redemptions was material to the Fee Tables and has therefore not made any revisions to the Fee Tables as a result of the redemptions.

Comment No. 14: The sections of the Combined Prospectus/Proxy Statement entitled “Summary—Background and Reasons for the Proposed Reorganizations” and “Information About the Reorganizations—Reasons for the Reorganizations” contain discussion of the factors considered by the Board in evaluating each proposed Reorganization and state that the Board concluded that each Reorganization is in the best interests of shareholders. Please disclose the conclusions that the Board reached with regard to each factor that was material to its conclusion to approve each Reorganization.

Response: The Combined Prospectus/Proxy Statement details the factors the Board considered in making its determination to approve each Reorganization. The Board was not asked, nor was it required to, approve or make a final determination regarding each factor, but rather it was asked to, and did, approve each Reorganization after considering the various factors enumerated in the Combined Prospectus/Proxy Statement. Moreover, as stated in the Combined Prospectus/Proxy Statement, the determination to approve each Reorganization was made on the basis of each Director’s judgment after consideration of all of the factors taken as a whole, though individual Directors may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

Comment No. 15: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Background and Reasons for the Proposed Reorganizations,” please modify the statements relating to the comparison of expense structures to clarify that the comparison is based on estimated expenses in the case of the Alpha Growth Fund.

May 22, 2012

Response: As requested, the above-referenced statements have been revised to state that the Alpha Growth Fund has “an estimated generally lower expense structure” than each of the Growth Portfolio and the StarALPHA Portfolio and “an estimated lower expense structure” than the Technology Portfolio. Conforming changes have been made throughout the Registration Statement as necessary.

Comment No. 16: In the section of the Combined Prospectus/Proxy Statement entitled “Summary—Background and Reasons for the Proposed Reorganizations,” please revise the disclosure describing the similarity between certain investment strategies and techniques of each Target Portfolio and those of the Alpha Growth Fund to indicate that these statements reflect considerations that the Board deemed relevant when evaluating the Reorganizations and are not statements of fact.

Response: The above-referenced disclosure has been revised to remove the reference indicating that the similarity between certain investment strategies and techniques is a fact.

Comment No. 17: In the section entitled “Summary—Background and Reasons for the Proposed Reorganizations,” in addition to the statement that the Board considered the fact that SAAMCo and its affiliates will bear expenses incurred in connection with the Reorganization (other than transaction costs relating to the sale of Target Portfolio securities prior to or after the applicable Reorganization), please state whether the potential transaction costs were also a factor in the Board’s consideration of each Reorganization.

Response: As discussed in the above-referenced section of the Combined Prospectus/Proxy Statement, the Board of Directors considered that each Reorganization is expected to cause portfolio turnover and transaction expenses from the sale of Target Portfolio securities prior to and/or immediately following the closing of the Reorganization, which will be incurred by the relevant Target Portfolio and the Combined Portfolio, respectively, and borne by each Portfolio’s shareholders; however, these costs are not expected to have a material impact on the Portfolios.

Comment No. 18: What is the basis for the expectation that the Combined Portfolio will have a gross operating expense ratio that is lower than, and a net operating expense ratio that is the same as or lower than, those of each Target Portfolio, as discussed in the sections of the Combined Prospectus/Proxy Statement entitled “Summary—Background and Reasons for the Proposed Reorganizations” and “Information About the Reorganizations—Reasons for the Reorganizations?”

Response: The expectation that the Combined Portfolio will have a gross operating expense ratio that is lower than, and a net operating expense ratio that is the same as or lower than, those of each Target Portfolio is based on comparisons to the pro forma expense ratios set out in the fee tables contained in the Combined Prospectus/Proxy Statement.

Comment No. 19: In the introduction to the Fee Tables, when referring to the Alpha Growth Fund’s commencement of operations on January 23, 2012, please clarify that the Alpha Growth Fund commenced operations “as an open-end fund” on January 23, 2012.

Response: The sentence referred to above has been restated to read: “The fees and expenses presented for each Target Portfolio are based on its fiscal year ended October 31, 2011 and the fees and expenses for the Alpha Growth Fund and the Pro Forma Combined Portfolio are estimated for the current fiscal year ending October 31, 2012, since the Alpha Growth Fund commenced operations as an open-end fund on January 23, 2012.”

May 22, 2012

Comment No. 20: In footnote 4 to each of the Fee Tables, please qualify the statement that waivers and reimbursements are subject to recoupment to the extent a Portfolio can effect such payment and remain in compliance with the expense limitations “in effect at the time the expenses were waived or reimbursed.”

Response: Footnote 4 has been restated to read as follows: “Any waivers or reimbursements made by SAAMCo with respect to each Portfolio are subject to recoupment from such Portfolio within two years after the occurrence of the waiver and/or reimbursement, provided that the Portfolio is able to effect such payment to SAAMCo and remain in compliance with the expense limitations in effect at the time the expenses were waived or reimbursed.”

Comment No. 21: Please move the closing paragraphs to the Fee Tables and Examples to follow the introductory paragraph to the Fee Tables and Examples, respectively.

Response: The requested changes have been made.

Comment No. 22: In calculating the costs set forth in the Examples, please state whether the expense limitation was used only for calculating costs in Year 1 or whether it was used for calculating costs for all 10 years.

Response: The expense limitation was used for calculating costs for all 10 years because, as disclosed in the Combined Prospectus/Proxy Statement, the Expense Limitation Agreement is in effect for an indefinite term (which includes a 10 year period). The Expense Limitation Agreement can only be terminated by the Board of Directors/Trustees, including a majority of the Independent Directors/Trustees, and cannot be terminated by SAAMCo.

Comment No. 23: Please add a footnote to the “Examples” to disclose the fact that Class B shares convert to Class A shares after eight years.

Response: Footnotes have been added to the Class B Examples, which read as follows: “Class B shares generally convert to Class A shares approximately eight years after purchase. Therefore, expense information for years 9 and 10 is the same for both Class A and Class B shares.”

Comment No. 24: In the paragraph discussing the anticipated disposition of a portion of Target Portfolio securities under the section entitled “Summary—Federal Income Tax Consequences,” please state the anticipated percentage of securities to be disposed in connection with the Reorganizations and insert a cross-reference to the section where the anticipated transaction costs associated with such portfolio holdings sales are disclosed.

Response: The requested information has been added.

Comment No. 25: Please include 2011 performance information in the Risk/Return Bar Chart for the Alpha Growth Fund.

Response: The requested information has been added.

Comment No. 26: In the section of the Combined Prospectus/Proxy Statement entitled “Information

May 22, 2012

About the Reorganizations—Reasons for the Reorganizations,” please revise the statement that Target Portfolio shareholders who receive shares of the Alpha Growth Fund in the Reorganization will pay no federal income tax on the transaction since Target Portfolio shareholders may pay capital gains tax on the stub period distributions made on or prior to the Closing Date of a Reorganization and as a result of the repositioning of the Target Portfolios in connection with the Reorganization.

Response: As explained in the sections of the Combined Prospectus/Proxy Statement entitled “Summary—Federal Income Tax Consequences” and “Information About the Reorganizations—Material U.S. Federal Income Tax Consequences of the Reorganizations,” each Reorganization is expected to be a “tax-free” transaction, meaning that the Target Portfolio, the Alpha Growth Fund, and their respective shareholders will not recognize gain or loss for U.S. federal income tax purposes, as a result of the Reorganization. Nevertheless, the disclosure makes clear that the anticipated disposition of portfolio holdings of each Target Portfolio pre- and/or post-Reorganization may result in tax consequences to Target Portfolio shareholders, which tax impact will depend on the difference between the price at which such portfolio securities are sold and the Target Portfolio’s basis in such securities. Capital gains realized as a result of such repositioning will be distributed to shareholders of the applicable Portfolio as capital gain dividends and/or ordinary dividends and will be taxable to shareholders.

Comment No. 27: The section of the Combined Prospectus/Proxy Statement entitled “Information About the Reorganizations—Reasons for the Reorganizations” refers to the liquidation of a Target Portfolio as a possible alternative if a Reorganization is not approved. Did the Board consider, as an alternative to the Reorganizations, retaining Marsico and BAMCO (subadvisers of the Alpha Growth Fund) as subadvisers to each of the Target Portfolios?

Response: The Board did not consider retaining Marsico and/or BAMCO as subadvisers to the Target Portfolios as an alternative to the Reorganizations.

Comment No. 28: Please explain supplementally why the entire disposition of portfolio holdings of each of the Growth Portfolio and the Technology Portfolio will occur after the relevant Reorganizations, whereas 30% of the disposition of portfolio holdings of the StarALPHA Portfolio will occur before the relevant Reorganization and 70% will occur after the relevant Reorganization.

Response: While in the context of a “reorganization,” as described in the Combined Prospectus/Proxy Statement and in the form of Reorganization Agreement, the transfer of the assets (including the portfolio holdings) of each Target Portfolio will generally occur at the time of the closing of each Reorganization, certain assets may be disposed of prior to a Reorganization. In the case of the StarALPHA Portfolio, due to the nature of certain holdings (e.g., certain small-cap stocks) and the anticipated disposition of such holdings, SAAMCo believes that it is more efficient for the existing portfolio manager(s) of the StarALPHA Portfolio to dispose of such securities.

Comment No. 29: Please revise the Capitalization table to show capitalization information for Target Portfolios as of January 31, 2012 (as is used for the Alpha Growth Fund).

Response: The Capitalization table has been revised as requested.

Comment No. 30: Please revise the Capitalization table to show Pro Forma Adjustments that reflect movement of Class B shares of a Target Portfolio into Class A shares of the Alpha Growth Fund.

May 22, 2012

Response: The requested changes have been made.

Comment No. 31: Please explain supplementally why there are adjustments to Net Assets shown in the Pro Forma Adjustment sections of the Capitalization table.

Response: A footnote has been added in the Pro Forma Adjustments section of the Capitalization table to explain that the amounts shown for net assets include adjustments for the remaining balances of any prepaid expenses of the Target Portfolios to be expensed prior to the Reorganization.

Comment No. 32: Please add a signature line to the Form of Agreement and Plan of Reorganization to indicate that SAAMCo has agreed to pay the costs of each Reorganization as set out in the Form of Agreement and Plan of Reorganization.

Response: Since SAAMCo is not a party to the Agreement and Plan of Reorganization, it is not listed as a signatory thereto. SAAMCo has authorized us to supplementally confirm to the Staff that it has agreed to pay the costs of each Reorganization as set out in the Form of Agreement and Plan of Reorganization.

Comment No. 33: Please revise Part B–Statement of Additional Information–Pro Forma Financial Information, so that all of the information presented for the Target Portfolios and the Alpha Growth Fund is as of January 31, 2012 (though fees and expenses may be estimated for the Alpha Growth Fund).

Response: The information has been updated as requested.

Comment No. 34: In Part B–Statement of Additional Information–Pro Forma Financial Information, with respect to the paragraph stating that the Combined Portfolio will have the same service providers and that the service provider agreements will have substantially similar terms and provide for identical services, please include a general statement that the Reorganizations will not result in any other significant changes to contracts of the Portfolios.

Response: The requested sentence has been added and reads as follows: “The Reorganizations will not result in any significant changes to the Alpha Growth Fund’s agreements.”

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.

Margery K. Neale, Esq., Willkie Farr & Gallagher LLP

Diana N. Huffman, Esq., Willkie Farr & Gallagher LLP